

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2015

Via E-mail
Angelo Capozzolo
President
Buffalo Forklift Holdings, LLC
4624 Goodrich Road
Clarence, New York 14031

> **Re:** **Buffalo Forklift Holdings, LLC**
> **Regulation A Offering Statement on Form 1-A**
> **Filed December 19, 2014**
> **File No. 024-10435**

Dear Mr. Capozzolo:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and filing an amended offering statement. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended offering statement, we may have additional comments.

Part I – Notification

Item 4. Jurisdictions, page iii

1. We note your statement that securities will be offered by your manager and officers. Please advise us as to whether each selling officer or director is a registered broker-dealer or exempt from broker-dealer registration. To the extent you believe rule 3a4-1 of the Securities Exchange Act of 1934 is applicable to the manager and officers, please provide a detailed analysis supporting your conclusions.

2. Please revise to indicate the methods by which you will offer securities. Refer to Item 4(b) of Part I of Form 1-A.

Offering Circular Cover Page

3.   Where you state that the units may be redeemed at the request of the unit holders, please also note the existence of limitations and restrictions on redemption such as the notice requirement noted on page 7 and the deferral option noted on page 8. Alternatively, revise to state that units may not necessarily be redeemed upon request.

4.   Please disclose the termination date of the offering. If none, please revise to so state. Refer to Item 2 of Model B to Form 1-A.

Offering Circular, page 2

5.   Please clarify or remove, as appropriate, the reference to Section 4(2) and Regulation D of the Securities Act in the second paragraph on page 2.

6.   We note your references to "equipment purchase program agreements" in the fourth and sixth paragraphs on page 2. Since it appears that investors in your units of membership interests are not intended to be a party to those agreements, please tell us why this reference is appropriate or revise your disclosure as appropriate. Also revise to clarify the reference to an agreement in the third paragraph.

7.   Given your disclosure that the membership interests will not be transferable, it is not clear why your disclosures in the fourth full paragraph on page 3 regarding transferability are qualified. We note for example your disclosure that the securities "may be subject to restriction on transferability and resale."

Re-Investment of Profits and Distributions, page 7

8.   Your disclosure that holders may change their distribution election by giving the company not less than 60 days written notice does not reconcile to Section 9.3 of your Operating Agreement or your disclosure in the last full paragraph on page 7. Please revise your disclosure or the agreement as appropriate.

9.   Please revise to disclose the substance of paragraph 9.3(b) of the Operating Agreement. Also clarify the end dates of the periods to which distributions will relate.

10.   Your disclosure in the second bullet point of the second paragraph that distributions would be re-invested in units at $1,000 per unit does not reconcile to Section 9.3(c) of your Operating Agreement. We also note that your Operating Agreement indicates, for example in Section 10.5.1, the original investment price per unit is $25,000. Please revise your disclosure or the agreement as appropriate so that all terms reconcile.

Redemption of Units, page 7

11. Your disclosure in the last sentence of the last paragraph starting on page 7 regarding one time only deferrals of redemptions does not reconcile to Section 5.7.14 of your Operating Agreement. Please revise your disclosure or the agreement as appropriate.

12. Please expand your disclosure in this section to indicate the restrictions on redemption requests contained in Section 10.2(b) of your Operating Agreement. Please also include appropriate risk factor disclosure.

Risk Factors, page 7

13. From your disclosure it appears that Buffalo Forklift Ltd. will be engaged in the same business as Buffalo Forklift Holdings Ltd. and that the your manager may have conflicts of interests that arise due to his ownership interests in Buffalo Forklift Ltd. and due to his fiduciary obligation owned to the investors in the re-marketing agreements entered into by Buffalo Forklift Ltd. Please expand your disclosure to include risk factors regarding all applicable conflicts of interest. We note in this regard that your Sole Manager will have discretion as to which equipment is assigned to Buffalo Forklift Ltd. or to Buffalo Forklift Holdings Ltd. and it appears that some equipment transactions may be more profitable than others.

14. Your Operating Agreement indicates that you will not be required to provide audited financial statements to your investors. Please include appropriate risk factor disclosure.

Summary of the Operating Agreement of the Company, page 16

15. Your disclosure in the last paragraph of this section that the Manager is subject to removal by three-quarters-in-interests of the Unit holders does not reconcile to Section 5.6 of the Operating Agreement which indicates that the members shall not have any right to remove the manager. Please revise your disclosure or your agreement as appropriate.

Tax Considerations, page 17

16. Please clarify whether the cash distribution each year intended to cover the amount of taxes attributed to the Unit holders will be distributed to all holders or only to holders who have elected to receive cash distributions. Add risk factor disclosure if appropriate.

Item 6. Description of the Manager, page 18

17. Describe what you mean when you say that the Manager engaged in equipment transactions having an "aggregate dollar value in excess of $46 million."

Item 9. Remuneration of Directors and Officers, page 22

18.   Please update the disclosure in this section for the latest fiscal year. Refer to Item 9 of Form 1-A.

Item 10. Security Ownership of Management, page 22

19.   Please disclose the percentage of ownership Mr. Capozzolo will hold upon completion of the offering. If not all securities may be sold in the offering, also provide such disclosure if each of 25%, 50% and 75% of the offering is sold.

Financial Statements

General

20.   You indicate that Buffalo Forklift LLC is the sole manager of the company. We see that Mr. Capozzolo is the sole member and controlling person of Buffalo Forklift LLC and also the president and sole member of the company. We also see the discussion on page 11 that pursuant to the management agreement the manager will carry out the business of the company. Please explain to us how you considered whether the operations of Buffalo Forklift LLC represent the predecessor operations or a business to which you are the successor.

21.   Please revise your footnotes to provide the statement of management required by the second paragraph of Item (2) of Part F/S of Form 1-A.

22.   If your financial statements are unaudited please revise to clearly label the financial statements and footnotes unaudited.

Note 1. Summary of Significant Accounting Policies

Basis of Accounting, page 5

23.   Please revise to clarify that your financial statements are prepared in accordance with generally accepted accounting principles (GAAP) in the Unites States. Please refer to Part F/S of Form 1-A.

Subsequent Events, page 6

24.   We see your reference to the independent accountants' compilation report. We do not see this report in your filing. Please note that compilation reports are not appropriate in any filings, including Regulation A filings, because the association of the accountant provides no basis for reliance. Refer to the requirements of Rule 2-02 of Regulation S-X and PCAOB Auditing Standard No. 1.

Signatures

25.   Please include the lead in sentence to the signatures of your President and Vice President as specified in the Signatures section of Form 1-A.

Exhibit 4.2 – Form of Subscription Agreement

26.   Please tell us why the representations to be made by investors in paragraphs a, b, c, and e of Section 4 of the Subscription Agreement, as well as the indemnification provision in the second Section 2 of the agreement, are appropriate for your offering. In this regard, please note Section 14 of the Securities Act of 1933.

27.   Given your disclosure on page 7 that investors can elect on the signature page of the Subscription Agreement to receive bi-annual distributions or to have distributions reinvested in Units, please tell us where investors can make that election on your signature page.

Exhibit 11.1 – Legality Opinion

28.   Counsel may not limit the universe of sources it consulted in rendering its opinion. Please revise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the request

You may contact Jeanne Bennett at (202) 551-3606 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director

cc (via e-mail):   Jonathan H. Gardner, Esq.
                   Kavinoky Cook LLP